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February 2, 2024

Join our host @zGuz & guest @LowBeta_ as we discuss "Is The Fed Coming for Bitcoin?

Coinage [00:00:15] Welcome everybody into another edition of coinage. I am the host of coinage, Zack Guzman. I'm coming to you live from our Brooklyn studios in New York City. And a wild week in terms of macro events to chat through as the fed keeps interest rates where they're at for the time being, and everyone's trying to figure out when they might change their minds on that given new inflation data, given new jobs numbers given where perhaps, crypto excitement is, there's a lot to discuss around all this. And super stoked to have with us on the show today. Managing Director of Research at Grayscale, Zach Pandl here with us today. Zach, so much, so much gratitude. I think I have, on behalf of the community for you joining us today, man.

Zach Pandl [00:00:58] And to you, Zach, gratitude for me for being here. This would be a fun conversation.

Coinage [00:01:03] Yeah, there's a lot to get into. And why don't we just start, I think, by recapping what we saw on Wednesday because, you know, constantly I think people in crypto are starting to realize how important some of the normal macro trends are and what they mean for crypto. So we can start there just in terms of, you know, the update in terms of the fed holding interest rates steady, but also maybe throwing some cold water in the idea that they might drop by the March meeting. For starters, what do you make of what we heard from Fed Chair Powell and kind of what you think it means for the broader markets in general?

Zach Pandl [00:01:36] Yeah, absolutely. So Bitcoin is an alternative money system that competes with the dollar. So that means that things that strengthen the dollar, tend to be negative for Bitcoin. And things that are negative for the dollar tend to be positive for for bitcoin. So like gold it should work inversely. With with the dollar because it competes with the dollar in international markets. So why does the fed matter. Well. Well the fed determines how much interest we earn on cash. in in dollars. And higher interest rates should strengthen the dollar and vice versa. So, when you're thinking about investing in an asset that is like a currency or a money system, whether they're the euro, the yen, gold or bitcoin, you need to think about monetary policy decisions, bad decisions and their impact on interest rates, because it's sort of a key fundamental for that for that asset. So that's sort of the mindset that I always have going into these type of events. What do we hear from Jay Powell. Well as expected they left interest rates unchanged. But really the guidance was you know, the question was about the guidance of where they're going next. About two years ago, the fed started raising rates, in order to bring down inflation. And again, higher rates, stronger dollar, negative for, for bitcoin. So crypto, bitcoin, you know of course had a big drawdown. You know, partly influenced by fed monetary policy that started to change late last year where the fed turned its attention towards rate cuts and away from rate hikes. Bitcoin had a great Q4 of last year. I think some of that was the run up to the ETFs, of course. But I think part of it also, was the Fed's pivot towards rate cuts. So that brings us to this this Wednesday. And you know, now we're discussing the finer points of when are they going to get around to this. When are they going to get around to to cutting rates. The market had thought the March meeting. So the their their next meeting as at the end of March, as recently as a couple of weeks ago, there was a 70 to 80% chance that they would, cut at the March meeting. Jay Powell was very blunt and said, that's not their base case. So what we saw was markets reduce the probability of a rate cut at the March meeting. Interest rates go up. And that over the short term anyway is a small negative for for Bitcoin.

Coinage [00:04:02] Yeah. I think, you know, obviously again, it's all data driven. Right. And we've heard that from the fed a number of times is look, we're going to adjust these things based on what the data is telling us. And we got the updated jobs numbers out this morning. And, you know, it's always a battle of trying to get back down to 2% inflation. As we all know, that hasn't necessarily been the case basically since the pandemic. But the fed is making progress there. And at the same time, you don't necessarily want to, you know, pull the rug out from anyone on the job side either. But it's a delicate balancing act. So I'm curious, you know, if the jobs number we got this morning, which was hotter than expected, if you're going to see any sort of indication as to whether or not it might change the Fed's thinking moving forward.

Zach Pandl [00:04:44] Yeah. So I think the context to remember here is that the fed is terrified of repeating the mistakes of the 1970s. That's really the thing going on in the back of Jay Powell. Mind when he thinks about his, his legacy as, as fed chair. So inflation has come down a lot I know. You know, prices are still high. The public is still concerned about high prices, but inflation has come down a huge amount. We are not running at the, you know, 10%, sort of inflation rates that we were. You know, at some point, say, over the last couple of years. So inflation has come down. But the fed wants to make sure that it has come down, it's going to stay there. They don't want to start cutting rates just as inflation is beginning to reaccelerate. So that's sort of the you know, the debate that they're having around when to reduce rates and that that's the context in which they're going to read, today's jobs number. Now, today's jobs report was a total blowout. Huge job growth, upward revisions to prior months, a downtick in the unemployment rate, a strong wage, growth number. So all of that is telling us that the economy has a lot of momentum. The labor market is still tight and there's still upward pressure on on wages and therefore potentially on, on prices. I think it's the kind of report that will close the door on a cut at the March FOMC meeting. You know, it was still maybe a debate before today. I think that debate is, you know, virtually over, you know, anything can happen over the course of the next, two months. But but at this point, it seems quite unlikely, with strong data in hand, that they're going to cut quite, quite so soon. And again, the reason is that they don't want to make what they would feel is a is a really bad mistake, which is cutting as the economy is re accelerating, allowing inflation to get back out of the bag later this year. And. And then maybe having to start hiking again. They don't want to have to do that. So rather they rather wait.

Coinage [00:06:42] Yeah. It's always an interesting kind of battle here. Right. Though when we talk about inflation and what that could mean because I don't know. This is this is where it starts to get interesting when you think about how crypto people watch inflation and maybe it's the wrong way of looking at it. But if you watch earlier this week, it was interesting to see some of these headlines around some banks and the idea of what interest rates might do to pressure particularly regional banks. And I saw you tweeting about this as well. New York Community Bank Corp cut its dividend. Kind of surprise people. Shares were down about 38%. It was basically the worst week that we saw for, that index since we saw a signature bank collapse. And there are a lot of people in crypto who know all about that. But I am curious to kind of get your sense of maybe how difficult this whole decision becomes for the fed as they watch. Maybe and maybe this isn't the case, pressure for banks in general, or if this was kind of more limited just to this one bank.

Zach Pandl [00:07:42] Well, of course, that remains to be seen. And I think, you know, bank specialists in the industry would say this is more, more isolated, but that that remains to be seen. You know, what it means for crypto, I think, is, you know, multiple, angles. Of course, whether the fed cuts rates at the March meeting could have, implications for, for Bitcoin if interest rates are moving down. The maybe the more interesting angle though is, you know, to me the events of March of last year and to some extent, this year demonstrate the challenges of today's digital money system. So one of the problems with SVB and the events of March 2023 was that. Money fled these institutions very quickly because you didn't have sufficient deposit insurance covering high dollar value deposits. But that's just a feature of how our digital money system works today. You know, your money, my my money. Commercial bank digital money is a liability of private institutions that take risks. Bitcoin is offering us and public blockchain technology, maybe through through stablecoins, is offering us another way to set up the digital money system. So today, you know, when we make a digital payment, you know, for me, to you, it's a payment between liabilities on, on on a bank balance sheets on my bank and your bank balance sheets. In the future, when we make a digital payment, it's likely to be a stablecoin, on a blockchain. And I think these sort of bank stresses highlight the value of the technology, in, in that way. And that's why we see bitcoin get bid around these, around these events. So we'll see how the commercial real estate issue unfolds. But that's how I would think about it from a crypto context.

Coinage [00:09:26] Yeah. And pairing kind of your tweet with Arthur Hayes. He also is tweeting about the same kind of reaction in the bond market to see, how some people might be equating what happened this week with New York Bankcorp, back to what happened with SVB and signature, in terms of maybe bets on what could happen in the months to come. And I don't know if that, just just to push the point further, I don't know if that's an overreaction in your estimation. Of course, sometimes in crypto we all like to overreact, but but maybe it is going too far to say, okay, we're back in that situation. Of course, there is still a lot of, you know, potential issues with where interest rates go for how some of these banks might be positioned.

Zach Pandl [00:10:07] Well, what do you tend to see in in markets is that when there's a challenging event, people become very sensitive to it, sensitive to those same events in the future. And that's probably because of, you know, risk management teams and things. And so, you know, we had a wave of bank challenges a year ago. Indications that we could have more bank challenges mean that everyone is going to have a shoot first, ask questions later mentality. And so we really need to kind of watch this play out to see whether there are broader problems developing in the banking system. So far, I would say we don't really see, evidence of that. And so probably it is a little bit of a short run, overreaction. But if we do see bigger bank stress, what it will mean is that the Federal Reserve can cut rates faster, will want to cut rates faster, because, you know, they're trying to slow the economy down and make sure inflation gets under control. You know, if if they're providing too much constraint because the bank system is under under pressure, they'll want to reduce interest rates to, to ease off a bit. And that again through the standard mechanisms that could have an impact on, on Bitcoin. So probably some overreaction over the, over the short term. But if it has bearing on fed monetary policy decisions it could affect crypto valuations.

Coinage [00:11:21] Yeah. And I think that's the important thing to highlight I guess directionally right. We all know that interest rates are coming. People are you know, going to differ in terms of how quickly and or how many we might get this year. But I do think, you know, when you when you step back and maybe think about the two things that are at play here and inflation moving in the right direction, there was an interesting note from Fundstrat that I'd love to get your take on, Tom Lee and the team over there, of course, do great work. And, you know, their, their crypto predictions specifically, as we've highlighted on coinage, have been spot on. And in the note, Tom dug into inflation that's tied to auto insurance. And it kind of blew my mind, in terms of how much some of the headline inflation numbers have been driven by auto insurance, it's the highest level of inflation we've seen in auto insurance since, I believe, 1970s, the 1970s rather. And it's like about 50% of core services, CPI. And if you listen to Jay Powell in his in his speech, he was talking about how much services would have to come down in terms of reducing inflation and continuing to get to the Fed's target of 2%. And that to me just seems pretty wild. So I'm highlighting that in terms of like how much auto insurance is in there and how historically high it's been running, how hot it's been running. If you maybe if you maybe look at everything and say, all right, maybe there's more, I guess likelihood of these numbers continuing in the direction they've been going faster than even potentially Jay Powell sees it playing out as we head into the March decision.

Zach Pandl [00:12:51] Yeah well auto insurance fascinating category. Maybe not so bad for those of you out of the Brooklyn studio who don't drive in for me up here in the, in the suburbs. Look, I, I would really kind of people get confused when thinking about Bitcoin as an inflation hedge or, you know, the relationship between inflation and crypto. It's no different than how we think about currency markets or how we think about, gold. You know, really what investors should think about is not so much in. Itself, but what it means for the actions of the central bank. Right. So Bitcoin is not so much an inflation hedge. Exactly. It's a hedge against weakness in the US dollar, as a result of inflation. So if inflation is coming down and that means that the Federal Reserve can reduce interest rates and allow a weaker dollar that will be positive for, for Bitcoin and, and vice versa, if inflation is going up and that, you know, that doesn't necessarily mean Bitcoin is going up, that that means, you know, depends on what the Federal Reserve is, is doing. So, it's sort of a two step thing. You know, what is the outlook for inflation. What does that mean for the actions of the fed. If inflation is coming down and that means the fed can cut faster I want to be bullish. bitcoin.

Coinage [00:14:10] Yeah. I mean, even just kind of looking at the dollar index, it's another thing that people look at in terms of, all right, obviously these things are all related in terms of the strength of the dollar. And maybe, you know, you're right to point out so many narratives around Bitcoin have been wrong in terms of inflation, hedge versus currency debasement. It's a finer point, I suppose. But what does that mean when you kind of pare the strength of the dollar and what that could mean for Bitcoin and and maybe even beyond bitcoin. When you look at the rest of crypto, just generally in terms of how these cycles have gone in the past, in one leading the other.

Zach Pandl [00:14:43] Bitcoin is a money system that competes with the dollar, right. So I think people find this sort of confusing sometimes because they think about their own economy. Right. So there is nothing that really competes with the dollar in the payments that we make within the US economy. You need to sort of think outside of your country, to, to think about this. Right outside of the United States, people can hold any currency that, that they want. And they mostly hold dollars. The dollar in dollar is that that's what we mean when we say the dollar is the world's reserve currency, is the dominant international money. Around the world. I'm so excited about Bitcoin because it is a new asset that's competing in that same space. You know, the dollar, the euro, the yen, Chinese yuan and bitcoin are all competing for a share of, you know, the amount of cash or store of value asset that that people hold outside of their, their borders. So the dollar index, how should we think about that. Right. The dollar index strengthening means that the dollar is sort of gaining on its on its peers in that international currency competition. And, you know, Bitcoin is not perfectly correlated to the dollar, but to be tends to be negatively correlated. So stronger dollar tends to be negative for Bitcoin. I think that's how people should think about it. You know it's currency competition in international markets. And Bitcoin is is a big player, along along with gold and other international currencies.

Coinage [00:16:07] I think it's funny to think about, bitcoin and fund inflows and maybe we can shift into kind of a discussion around what the ETFs now trigger for, Bitcoin and kind of where money's been flowing because I do think it is it interesting like to think about crypto communities as their own nation states in a certain way and Bitcoin being the currency that is there for bitcoiners. And I don't know, since the Bitcoin ETFs launched watching the flows, James Seyffart from, from Bloomberg Intelligence has been highlighting kind of, fund flows, of course, across the ETFs themselves. But stepping back, just looking at markets and international markets versus where those funds are going. Texas, I have this chart up, on our side. But like looking at where the money has been flowing from Canada and other international markets in there. Bitcoin and crypto funds might have been blown out as a lot of people have been talking about the US, Bitcoin ETFs. I'm curious, like kind of when you look at the market action around Bitcoin now is there's so much focus on these ETFs in the US. But the market's much bigger than that.

Zach Pandl [00:17:10] Yeah. You need to look at the global picture for sure. And that's how we we do it. So what I care about is how much fiat money is being translated into into crypto currency. And so, you know, if we're seeing inflows in the US but outflows, elsewhere, then, you know, then it's not a lot of, you know, total amount of fiat turning into turning into crypto. What we have seen in, in big round numbers is, you know, since the new products launched on January 11th is about $1.5 billion of net inflows and then around 300 million or so, maybe a slightly bigger than that over the last couple of days, outflows from, other products. And those include, crypto etps in Canada, in Germany and Switzerland. A little bit of outflow from the futures based, products here in the US, into those, you know, ten spot Bitcoin ETF. So we are seeing net new inflows, but it is being partly offset by some of those international outflows. And it's important to count, all of those all of those things I think, you know, I think that these numbers are still quite large, you know, globally, if we're we're seeing something like $1 billion of inflows over a couple of week, period. You know, I think it's important to remember these are huge numbers, like compared to the halving, for example, these are much bigger net effects, the supply of Bitcoin in the market than say something like the having. So, Bitcoin is seeing big, big inflows, as a part of these products, even though, we are seeing some outflows from, overseas funds.

Coinage [00:18:46] Yeah. I mean, we're seeing outflows there. And we're also I mean, when you dig into the ETFs trading here in the US, it's been interesting to kind of watch outflows from Grayscale's ETF and and how closely some of this stuff has been watched. I don't know if it's kind of being overblown in your opinion, just in terms of like where money is flowing in the short term, because as you said, when you step back and think about longer term, what this means in terms of more money being brought. Into touch Bitcoin and crypto assets. That trend seems positive for the entire space. But now a lot of people are looking at volumes as well in terms of, BlackRock's ETF versus Grayscale's ETF. I mean, what do you think is the right way to interpret the trends that we're seeing among the Bitcoin ETFs here in the US?

Zach Pandl [00:19:30] Yeah a great question. So Grayscale you know had 100% market share in this space for for ten years. And Bitcoin is the most mature part of crypto. We never expected to maintain, 100% market share, position. You know, once we switched to an open ended, fund structure upon ETF, up listing, naturally, you're going to see, you know, inflows and outflows and, you know, in some immediate outflows is in line with our expectations. So, you know, from thinking about the overall, market investors should look at, you know, all of the funds together, all the international funds. And again, I would say net inflows of about $1 billion, since they started. That, to me looks like a very successful, launch from a volume standpoint. I mean, trading volumes have been very high, for these products, for the group as a whole. If you look at the ten spot Bitcoin ETFs as a whole, they're doing since January 11th, $2 billion in average daily, trading volume. Now, just to put that number into some kind of context, since January 11th, that would rank these products eighth among all US listed ETFs. So think about the ETFs that, you know, spy QQ, right. Like products that provide exposure to us large cap stocks, the US bond market. this Bitcoin ETF as a as a group are right in the mix. They would rank eighth among all ETFs in terms of average daily volumes. Given the numbers that we've been seeing since January 11th. So I think it's been a very successful, launch. The other thing I would just say is, you know, I think it should be thought of as an important milestone in Bitcoin's journey. You know, I think of the first exchanges, the first derivative products, the first loans that use Bitcoin as collateral. You know, the first Bitcoin ETFs, I think are a part of that, part of that, you know, that that journey, and another major milestone.

Coinage [00:21:27] Yeah. I think your point is definitely well taken. I mean, anytime you have something and you're the first mover and you've got the advantage of having, you know, the Bitcoin trust as Grayscale did, obviously you can't hold on to that forever when other people are approved and now trading as well on the open market. And I think, you know, it's it's definitely been exciting to watch the volumes across all of these grow. I am curious, and I know this isn't technically your job, by the way. So totally fine if you haven't thought about it or if it's not something that you comment on. But I am curious kind of how you've been tracking from a macro perspective, like what these volumes, what these inflows, what the outflows mean overall for kind of this asset class. Because some people might look at, you know, the outflows for Grayscale Bitcoin Trust now and say interesting. Those might be slowing down. Or are we kind of like bottoming out and kind of where that selling pressure has been. How do you look at maybe, I guess the takeaway that everyone should have from how the early trading's gone to wrap up January.

Zach Pandl [00:22:25] Yeah. Well, so it's important to look at all of these products together. How much fiat money is moving into cryptocurrencies is what matters. And so that's all the spot Bitcoin ETFs in the U.S all the spot Bitcoin crypto products overseas. There are many, many products outside the US including, you know, Bitcoin products, Ethereum products, Solana products and a long tail of other things, multi coin products, etc.. So we want to look at those things as a whole. What you've seen since the start of the year is roughly $1 billion of inflows. That compares to other big periods, in the past of major inflows into the asset class. So I think it's been I think the takeaway, it's been a very successful launch. You know, markets are forward looking. Okay. And since Grayscale won its lawsuit against the, the SEC, we've been on a path, to getting this to this point, to getting spot bitcoin ETFs, launch in the market. Markets are forward looking anticipate that. And so some of these inflows get priced in in in advance. And I think, you know Bitcoin has been broadly stable. You know, basically unchanged since the end of December. I think that tells us that, the spot Bitcoin ETF launch was roughly correctly priced in, by, by markets by the end of last year. Now the question is where do we go from here? You know, what does the asset class see in total inflows over the course of 2024. And you know, that is partly going to be about technical factors related to the ETF. You know, broadening exposure to financial advisors and things like that. But I in my opinion will be more important, will be just the fundamentals. You know, if the Federal Reserve cuts rates. Faster than expected. And the election, for example, raises concerns about the international role of the dollar. That is going to be good for Bitcoin and lead to inflows into the asset class. You know, the reverse is also true. If the Federal Reserve decides that the battle against inflation has not been won and it doesn't cut interest rates as fast as is currently discounted by markets, you know, that could be negative for for Bitcoin. And we could see inflows, at the lower end of, of of expectations. So you know I think the launch went well, I think it was pretty well discounted by markets by the end of next year. Now now, you know, we will see I think we will very likely see more inflows into the asset class over the course of the year. But the pace of that is going to depend on the fundamentals. You know, whether it's a good time for digital gold, in a portfolio, or, you know, or whether that's, you know, something that's further down the road.

Coinage [00:25:00] Yeah. I think, I think that's been interesting. And I know we're coming up on time here. So I'll ask you one more question that that your friend and compatriot, compadre, Craig Salm, came on coinage not too long ago talking about what's next for Grayscale. And obviously we've been looking ahead. The whole market's been looking ahead. As you said, this big question of is it priced in is it not. When we look to ETH ETFs and the big May 23rd deadline around that, of course, a very similar situation in terms of Grayscale already being in this market with the trust around Ethereum. I don't know if you have a thought in terms of whether or not it is priced in, what the expectations are, because it's been a difficult question for us to answer here. Zach, in terms of a 5050 split, basically is what we're looking at. And I don't know how the market price is in a 5050 split. Let's coin flip. So I don't know what your take is on kind of what that approval could mean for the market in essentially having two options for Wall Street to now play.

Zach Pandl [00:25:56] Yeah, absolutely. So in addition to having the world's largest bitcoin fund, Grayscale also runs the world's largest, Ethereum fund. We have an active, filing with the SEC about this, and we hope to hear back, sometime over, over the course of the summer. What I'd love your listeners to know is that, you know, we have a whole suite of, of digital asset investment products, 17, in total. And we are putting them through the same four stage lifecycle, starting as private placements, transitioning to over-the-counter products, then transitioning to SEC reporting companies, and then finally up listing, as exchange traded funds on the on the stock exchange. And we're delighted that GBTC, the Bitcoin product, has finally made it to that last point. But we expect over time that all of these products, will go through that same, process. And Ethereum is just the next one in line. But we have a whole suite of products that I hope your listeners check out. And I expect as crypto matures and evolves, that the breadth of those products, is going to expand, significantly. So, you know, what is next for Grayscale? I'd just say, you know, just like crypto, we're just at the beginning here. You know, we got one product, you know, to the final stage of this, this process trading on the New York Stock Exchange and, you know, huge moment for us and for the industry as you as you have said, but, you know, there's a lot of things to come, all of our existing products and the expansion of that, that universe, over time. And I wouldn't have left my, my career on, on Wall Street and at Goldman Sachs to come, you know, build things at Grayscale. If I didn't think that we had, you know, a huge pipeline of, exciting things coming up.

Coinage [00:27:33] Yeah, you do, and I'll echo the point that we made with Craig when he was on the show to you, I mean, Grayscale leading the way for us to get here with the legal battle that got basically, ETFs, Bitcoin ETFs in the US here today, trading as we speak right now. Zach I appreciate you taking the time. There's a there's one question that I'd ask last which is kind of around this geopolitical situation you mentioned it's an election year. And the question of whether or not you think the data holds up when it comes to Bitcoin being a geopolitical risk hedge or just being something we've heard from Larry Fink. You know, Blackrock talking about it still being a flight to quality and safety when it comes to geopolitical risks. There's a lot going on. I don't know if you fall in that camp too, as it being more of a risk hedge outside of markets. But just in general, who knows what's going to happen, in 2024 when it comes to what we're about to see play out on the political stage.

Zach Pandl [00:28:30] I think some of those labels are fair. You know, Bitcoin is a digital alternative to gold, is a money system that is not controlled by a government, not controlled by, a central bank. I think it can be considered a store of value asset. I think it can be considered a, a safe haven. As far as the election, goes, I think what you what your listeners should understand is that, the dollar, the US dollar has an important and dominant place in the world. It's used all over the world in things that don't include the United States. You know, trade between countries that doesn't don't include the United States as a partner is very often. Done in dollars. Assets. Liabilities of financial institutions are held in in dollars. So when we look towards the election, we should ask, which one of these candidates, is going to support the dollar's international role, dominant international role? And could one of the candidates damage, the IT dollars international role, anything that weakens the dollar. International markets will be positive for for Bitcoin because it is a dollar competitor. So that's how I would think of a head to the, to the next election.

Coinage [00:29:39] Well, clearly there's going to be a lot to watch when we look through the political lens as well as through the lens and applying all of what we're going to see play out up until that March meeting. Zach, panel, appreciate you coming on here. From Grayscale, taking the time to chat with us once again on coinage, managing director of research at Grayscale Investment. Zach, thank you so much. Have a great weekend, man, and hope to have you back on the show again soon.

Zach Pandl [00:30:00] And thank you, Zach.

Coinage [00:30:02] All right. That'll do it for us here on this recap, you can catch all the big headlines in crypto aggregated for you, as well as exclusive interviews at coinage Dot media. That'll do it for Zach and my Zach myself here. Thanks everybody for listening. Appreciate it.

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